SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )

Playtex Products, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

72813P 100

(CUSIP Number)

COPY TO:

Tami Nason, Esq.	Larry Jordan Rowe, Esq.
Charlesbank Capital Partners, LLC	Ropes & Gray LLP
200 Clarendon Street, 54th Floor	One International Place
Boston, MA 02116	Boston, MA 02110
(617) 523-4400	(617) 951-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

SCHEDULE 13D

CUSIP No. 72813P 100	Page 2 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Charlesbank Equity Fund II, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 4,696,575 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 4,696,575

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,696,575
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
14.	TYPE OF REPORTING PERSON PN

Page 2 of 13 Pages

CUSIP No. 72813P 100	Page 3 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Charlesbank Equity Fund II GP, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 4,696,575 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 4,696,575

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,696,575
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
14.	TYPE OF REPORTING PERSON PN

Page 3 of 13 Pages

CUSIP No. 72813P 100	Page 4 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Charlesbank Capital Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 4,696,575 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 4,696,575

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,696,575
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
14.	TYPE OF REPORTING PERSON OO

Page 4 of 13 Pages

CUSIP No. 72813P 100	Page 5 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael R. Eisenson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 4,696,575 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 4,696,575

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,696,575
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
14.	TYPE OF REPORTING PERSON IN

Page 5 of 13 Pages

CUSIP No. 72813P 100	Page 6 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kim G. Davis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 4,696,575 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 4,696,575

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,696,575
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
14.	TYPE OF REPORTING PERSON IN

Page 6 of 13 Pages

CUSIP No. 72813P 100	Page 7 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew S. Janower
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 4,696,575 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 4,696,575

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,696,575
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
14.	TYPE OF REPORTING PERSON IN

Page 7 of 13 Pages

CUSIP No. 72813P 100	Page 8 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tim R. Palmer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 4,696,575 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 4,696,575

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,696,575
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
14.	TYPE OF REPORTING PERSON IN

Page 8 of 13 Pages

CUSIP No. 72813P 100	Page 9 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark A. Rosen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 4,696,575 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 4,696,575

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,696,575
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
14.	TYPE OF REPORTING PERSON IN

Page 9 of 13 Pages

SCHEDULE 13D

Playtex Products, Inc.

Item 1. Security and Issuer.

This statement relates to the shares of common stock, $0.01 par value (the “Common Stock”), of Playtex Products, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 300 Nyala Farms Road, Westport, Connecticut 06880.

Item 2. Identity and Background.

This statement is filed by Charlesbank Equity Fund II, Limited Partnership, a Massachusetts limited partnership (“Fund II”), whose principal business is investing in securities; Charlesbank Equity Fund II GP, Limited Partnership, a Massachusetts limited partnership (“Fund II GP”), the general partner of Fund II; Charlesbank Capital Partners, LLC, a Massachusetts limited liability company (“Charlesbank”), the general partner of Fund II GP; and Michael R. Eisenson, Kim G. Davis, Andrew S. Janower, Tim R. Palmer and Mark A. Rosen (collectively, the “Managing Directors”), managing directors of Charlesbank. The principal executive offices of Fund II, Fund II GP, Charlesbank, and the Managing Directors are located at c/o Charlesbank Capital Partners, LLC, 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116. Each of the Managing Directors is a citizen of the United States of America. Approximately 99% of the interests in Fund II are owned by affiliates of President and Fellows of Harvard College.

None of Fund II, Fund II GP, Charlesbank or the Managing Directors has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Fund II, Fund II GP, Charlesbank or the Managing Directors has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Beneficial ownership of 2,915,963 shares of Common Stock of the Issuer to which this statement relates was acquired by Fund II on October 12, 2004 when HWH Surplus Valentine Partners, L.P. (“HWHSVP”), a limited partnership in which Fund II was a limited partner, dissolved and distributed the 2,915,963 shares of the Issuer’s common stock previously held by HWHSVP to its partners, and its partners contributed such shares of Common Stock to a newly-formed limited liability company, Surplus Valentine, LLC, of which Fund II is the managing member. The number of shares of the Issuer’s common stock which Fund II received upon dissolution of HWHSVP and subsequently contributed to Surplus Valentine, LLC was 2,886,803. No consideration was paid in connection with the distribution or received in connection with the contribution. Beneficial ownership of 1,780,612 shares of Common Stock of the Issuer to which this statement relates was acquired by Fund II on December 21, 2005 when HWH Valentine Partners, L.P. (“HWH”), a limited partnership in which Fund II was a limited partner, distributed approximately 17.1 million shares of the Issuer’s Common Stock to its partners. Fund II received 1,780,612 shares in this pro rata distribution, for which no consideration was paid.

.

Page 10 of 13 Pages

Item 4. Purpose of Transaction.

The securities of the Issuer acquired and held by Fund II were acquired in the ordinary course of its business and were not acquired for the purpose of changing or influencing the control of the Fund.

The Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5. Interest in Securities of the Fund.

(a), (b) Fund II is the beneficial owner of 4,696,575 shares of Common Stock (approximately 7.4% of the shares of Common Stock).

Fund II, Fund II GP, Charlesbank, and the Managing Directors have shared voting and investment power with respect to the shares of Common Stock held by Fund II. The Managing Directors, Charlesbank, and Fund II GP may be deemed to share beneficial ownership of the shares of Common Stock, or portions thereof, and each of them disclaims his or its beneficial ownership, other than his or its pecuniary interest, therein.

(c) See Item 3 above.

(d) The holders of interests in the Reporting Persons may have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by such partnerships or limited liability companies, as the case may be.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Fund.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit A — Joint Filing Agreement, dated December 30, 2005, among the signatories to this Schedule 13D to file joint statement on Schedule 13D.

Page 11 of 13 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2005

CHARLESBANK EQUITY FUND II, LIMITED PARTNERSHIP

CHARLESBANK EQUITY FUND II GP, LIMITED PARTNERSHIP

CHARLESBANK CAPITAL PARTNERS, LLC

MICHAEL R. EISENSON

KIM G. DAVIS

ANDREW S. JANOWER

TIM R. PALMER

MARK A. ROSEN

By:	/s/ Tami E. Nason
Name:	Tami E. Nason
Title:	Authorized Signatory

Page 12 of 13 Pages

EXHIBIT INDEX

Page
Exhibit A —	Joint Filing Agreement, dated December 30, 2005, among the signatories to this Schedule 13D to file joint statement on Schedule 13D	A-1

Page 13 of 13 Pages